SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

PDC Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

69327R101
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69327R101	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,382,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,382,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,382,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 69327R101	SCHEDULE 13D	Page 3 of 7 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.01 per share (the “Shares”), of PDC Energy, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1775 Sherman Street, Suite 3000, Denver, Colorado 80203.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of Kimmeridge Energy Management Company, LLC (the “Reporting Person”), a Delaware limited liability company, which is the investment adviser to the parent companies of each of Kimmeridge Active Investments, LLC and Kimmeridge Chelsea, LLC (collectively, the “Kimmeridge Funds”). The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin and Alexander Inkster (each such manager, a “Kimmeridge Principal, and collectively, the “Kimmeridge Principals”). Benjamin Dell is the Managing Member of the Reporting Person.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)-(c)	The address of the business office of the Reporting Person and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011. The principal business of the Reporting Person is to serve as the investment adviser to the parent companies of each of the Kimmeridge Funds as well as other affiliated funds.

(d)-(e)	During the last five (5) years, neither the Reporting Person nor any Kimmeridge Principal has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company. Benjamin Dell and Noam Lockshin are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon and Alexander Inkster are citizens of the United Kingdom.

CUSIP No. 69327R101	SCHEDULE 13D	Page 4 of 7 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person used a total of approximately $112,042,093 to acquire the Shares reported in this Schedule 13D. The source of the funds used to acquire the Shares reported herein was the working capital of the Kimmeridge Funds.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person believes the securities of the Issuer are undervalued and represent an attractive investment opportunity. The Reporting Person has had, and intends to continue to seek to engage in, a dialogue with the Issuer’s Board of Directors (the “Board”) and management about numerous operational and strategic opportunities to maximize shareholder value in both the near and long terms; including:

1.       Developing a path to earning a return on average capital employed (ROACE) of     at least 10% at a $50/bbl oil price and $3/mcf gas price;

2.       Cutting excessive costs, especially SG&A;

3.       Implementing a cash dividend to return profits to shareholders;

4.       Returning the proceeds of any asset sales to shareholders;

5.       Bringing governance in line with best practices by de-staggering the Board and     aligning management compensation with shareholders; and

6.       Considering all strategic alternatives to achieve scale in the Issuer’s core basins,     the DJ and Permian.

The Reporting Person believes that, like many companies in the U.S. E&P sector, current prices of the Shares reflect a steep discount to intrinsic value. The Issuer’s ROACE over the past 3, 5 and 10 years has been below 5%, which is materially lower than its weighted average cost of capital. The Reporting Person believes that making these changes will materially increase shareholder value, causing the Shares to trade at prices closer to their intrinsic asset value. The Reporting Person is also of the view that it would be ideal to take definitive steps toward adopting these strategic changes on February 28, 2019, to coincide with the release of the Issuer’s annual earnings report. In addition to its deep knowledge of the sector, an affiliate of the Reporting Person sold the Permian asset to the Issuer in 2016, giving the Reporting Person unique insight into this asset of the Issuer.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer, as well as a potential strategic review or sale process involving the Issuer or certain of the Issuer’s businesses or assets, including transactions in which the Reporting Person may seek to participate and potentially engage.

CUSIP No. 69327R101	SCHEDULE 13D	Page 5 of 7 Pages

The Reporting Person intends to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters (including the matters set forth above) and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review the Kimmeridge Funds’ investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Kimmeridge Funds’ position in the Issuer through, among other things, the purchase or sale of the Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares or other Securities without affecting the Reporting Person’s beneficial ownership of the Shares or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 66,080,471 Shares outstanding as of October 22, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 20, 2018 filed by the Issuer with the Securities and Exchange Commission on November 6, 2018.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information regarding transactions in the Shares that have been effected by the Reporting Person during the past sixty (60) days is set forth in Exhibit A which is attached hereto and is incorporated herein by reference.

CUSIP No. 69327R101	SCHEDULE 13D	Page 6 of 7 Pages

(d)	No person other than the Reporting Person and the Kimmeridge Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Kimmeridge Funds. Kimmeridge Active Investments, LLC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Transactions in the Shares During the Past Sixty (60) Days by the Reporting Person

CUSIP No. 69327R101	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 22, 2019

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Benjamin Dell
Name:	Benjamin Dell
Title:	Managing Member